Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

July 27, 2018

Board of Trustees, Delaware Group Foundation Funds
2005 Market Street
Philadelphia, PA 19103-7094

Re:
Agreement and Plan of Reorganization ("Plan") made as of February 28, 2018, by Delaware Group Foundation Funds (the "Trust"), a statutory trust created under the laws of the State of Delaware, on behalf of two of its series, Delaware Foundation Moderate Allocation Fund (the "Acquiring Fund") and Delaware Foundation Conservative Allocation Fund (the "Acquired Fund")

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (hereinafter referred to as the "Reorganization"), which will consist of: (i) the acquisition by the Acquiring Fund, of all of the property, assets and goodwill of the Acquired Fund in exchange solely for shares of beneficial interest, with no par value, of the corresponding class of shares of the Acquiring Fund identified on Exhibit A ("Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of the liabilities of the Acquired Fund; (iii) the distribution of the Acquiring Fund's Shares to the shareholders of the Acquired Fund according to their respective interests in complete liquidation of the Acquired Fund ("Acquired Fund Shares"); and (iv) the dissolution of the Acquired Fund as soon as practicable after the Closing, all upon and subject to the terms and conditions of the Plan.  Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Plan, dated as of February 28, 2018; (b) the prospectus/information statement provided to shareholders of the Acquired Fund on June 27, 2018; (c) certain representations concerning the Reorganization made to us by the Trust on behalf of  the Acquired Fund and the Acquiring Fund, in a letter dated July 27, 2018 (the "Representation Letter"); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

Board of Trustees, Delaware Group Foundation Funds
July 27, 2018

For purposes of this opinion, we have assumed that the Acquired Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Plan and the statements in the Representation Letter for the Acquired Fund and the Acquiring Fund, it is our opinion that for federal income tax purposes:

1. The acquisition by the Acquiring Fund of all of the Assets, as provided for in the Plan, in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Acquired Fund will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its Assets to, and assumption of its Liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

3. No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets in exchange solely for the assumption of the Liabilities and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

4. No gain or loss will be recognized by the Acquired Fund upon the distribution of Acquiring Fund Shares to its shareholders in complete liquidation of the Acquired Fund (in pursuance of the Plan) under Section 361(c)(1) of the Code.

5. The tax basis of the Assets received by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of the Acquired Fund immediately prior to the Reorganization pursuant to Section 362(b) of the Code.

6. The holding periods of the Assets in the hands of the Acquiring Fund will include the periods during which such Assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

7. No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of all of their Acquired Fund Shares solely for the Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

Board of Trustees, Delaware Group Foundation Funds
July 27, 2018

8. The aggregate tax basis of the Acquiring Fund Shares to be received by the shareholders of the Acquired Fund  (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9. The holding period of the Acquiring Fund Shares received by shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the shareholder held the Acquired Fund Shares as a capital asset on the Closing Date of the Reorganization under Section 1223(1) of the Code.

10. For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury ("Income Tax Regulations")) the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Income Tax Regulations thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any Acquired Fund shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the "Service") as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Trust on behalf of the Acquired Fund and the Acquiring Fund of the undertakings in the Plan and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

Board of Trustees, Delaware Group Foundation Funds
July 27, 2018

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/ STRADLEY RONON STEVENS & YOUNG, LLP

STRADLEY RONON STEVENS & YOUNG, LLP

Board of Trustees, Delaware Group Foundation Funds
July 27, 2018

Exhibit A

At the Closing, shareholders of the Acquired Fund will receive the corresponding class of shares of the Acquiring Fund as shown below:

Acquired Fund Share Class	Corresponding Acquiring Fund Share Class
Class A	Class A
Class C	Class C
Class R	Class R
Institutional Class	Institutional Class